CHARTER NAME: Charter of the Compensation Committee of the Board of Directors
BOARD APPROVED: December 7, 2022

I. Compensation Committee Purpose

The Compensation Committee of the Board of Directors (the “Board”) of UTG, Inc. (“UTG” or the “Company”) is appointed by the Board to discharge the Board’s responsibilities relating to compensation of the Company’s Chief Executive Officer (the “CEO”), the Company’s executive officers and other senior executives of the Company (the “Senior Executives”).  The Committee has overall responsibility for approving and evaluating all compensation plans, policies and programs of the Company as they affect the CEO, the Executive Officers, and the Senior Executives.

II. Compensation Committee Composition

The Committee shall have at least two members.  The members of the Committee shall be determined at the first meeting of the Board to be held following the annual general meeting of shareholders or as soon thereafter as practicable.  Vacancies on the Committee shall be filled by like vote of the Board at the next meeting of the Board following the occurrence of the vacancy or as soon thereafter as practicable.  A member may be removed from the Committee at any time, with or without cause, by the Board.

Each member of the Committee must satisfy such criteria of independence as the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate.  Accordingly, each member must qualify as a “non-employee director” under Rule 16b-3 of the Securities and Exchange Commission (the “SEC”) and may not be part of a compensation committee interlock within the meaning of SEC Regulation S-K.  Members of the Committee should be suitably knowledgeable in matters pertaining to executive compensation.

The Committee may form, and delegate its authority to subcommittees as it deems appropriate.  The Committee also may delegate compensation functions to the Company’s human resources personnel and to external advisors, as it deems appropriate.  The Board may appoint the Committee’s Chairperson, but if the Board has not appointed a Chairperson, the Committee shall elect a Chairperson from among its members.

III. Compensation Committee Meetings

The Compensation Committee shall meet as often as may be deemed necessary or appropriate in its judgment, but not less frequently than 1 time annually, either in person or telephonically, and at such times and places as the Committee shall determine.  The Committee may request any officer or employee of the Company or the Company’s outside counsel to attend a meeting of the Compensation Committee or to meet with any members of, or consultants to, the Committee.  The Compensation Committee shall report its activities to the Board regularly.

V. Compensation Committee Responsibilities and Duties

The Committee shall have the following responsibilities:

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Annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and recommend to the Board the CEO’s overall compensation levels based on this evaluation.  In evaluating the incentive components of CEO compensation, the Compensation Committee shall consider the Company’s performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in past years.  Notwithstanding the foregoing, if any grant or award to the CEO is intended to qualify for the performance-based compensation exemption from the limitations on deductibility of executive compensation imposed by Section 162(m) of the Internal Revenue Code or any successor thereto, the Compensation Committee, or any independent subcommittee thereof, rather than the Board, shall approve such award, but it may refer such award to the Board for ratification.

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At least annually, review and approve the annual base salaries and annual incentive opportunities of the CEO and the Senior Executives.  In addition, periodically and as and when appropriate, review and approve the following as they affect the CEO and the Senior Executives: (a) all other incentive awards and opportunities, including both cash-based and equity-based awards and opportunities; (b) any employment agreements and severance arrangements; and (c) any change-in-control agreements and change-in-control provisions affecting any elements of compensation and benefits.  Finally, the Compensation Committee shall review and approve any special or supplemental compensation and benefits for the CEO and the Senior Executives and persons who formerly served as the CEO and/or as Senior Executives, including supplemental retirement benefits and the perquisites provided to them during and after employment.

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Monitor the Company’s compliance with the requirements under the Sarbanes-Oxley Act of 2002 relating to 401(k) plans and loans to directors and officers and with all other applicable laws affecting employee compensation and benefits.

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Monitor and evaluate matters relating to the compensation and benefits structure of the Company as the Compensation Committee deems appropriate, including: (a) provide guidance to senior management on significant issues affecting compensation philosophy or policy, and (b) evaluate whether the risks arising from the Company’s compensation policies and practices for its employees would be reasonably likely to have a material adverse effect on the Company.

•	May form and delegate authority to subcommittees when appropriate.

•	Review and reassess the adequacy of this Charter periodically and recommend any proposed changes to the Board for approval.

•	Consult with the Chief Executive Officer and advise the Board with respect to senior management succession planning.

V. Outside Advisors

The Compensation Committee shall have the authority to retain such outside consultants or advisors as it determines appropriate to assist it in the performance of its functions, or to advise or inform the Committee, including sole authority to retain and terminate any compensation consultant used to assist the Committee in the evaluation of director, CEO or senior executive compensation, and to approve the consultant’s fees and other retention terms.